[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

February 12, 2016

VIA HAND AND BY EDGAR

Tiffany Piland Posil

Special Counsel

Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street N.E.

Washington, D.C. 20549

Re:	Fortress Investment Group LLC
Schedule TO-I
Filed February 5, 2016
File No. 005-82793

Dear Ms. Posil:

On behalf of our client, Fortress Investment Group LLC (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 10, 2016 (the “Comment Letter”), with respect to the Tender Offer Statement on Schedule TO-I (SEC File No. 005-82793) (the “Tender Offer Statement”) filed by the Company with the Commission on February 5, 2016. In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Tender Offer Statement (“Amendment No. 1”) with the Commission.

Set forth below is the heading and text of the comments raised in the Comment Letter, followed by the Company’s responses thereto. Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Tender Offer Statement.

Do Fortress’s directors or executive officers intend to tender their Shares . . . ., page 6

1.	For each scenario described, please disclose the percentage of voting power of the directors and executive officers as a group if the Offer is fully subscribed. For example, if the company increases the number of Shares accepted for payment by 2% and the Offer is fully subscribed at the minimum Purchase Price of $4.25, the percentage of voting power of the directors and executive officers as a group would appear to increase to 48%. Please also disclose whether the increase in voting power of the directors and executive officers will trigger any provisions in the Shareholders Agreement. In doing so, please briefly describe any provisions in the Shareholders Agreement that would be triggered if the voting power of the directors and officers as a group increased to more than 50%. Please add similar disclosure on page 17.

Tiffany Piland Posil

Securities and Exchange Commission

February 12, 2016

Pursuant to Amendment No. 1, the Company has amended the disclosure on pages 6 and 17 of the Offer to Purchase to (i) disclose, for each scenario described, the percentage of combined voting power of the Company’s directors and executive officers as a group if the Offer is fully subscribed, (ii) state that such increase will not trigger any provisions in the Shareholders Agreement and (iii) reference the provision of the Shareholders Agreement that would be triggered if the Principals and their permitted transferees hold more than 50% of the total combined voting power of the Company’s outstanding Shares and Class B shares.

Forward Looking Statements, page 9

2.	Disclosure on pages 9 and 10 indicates that the company has no duty to update forward-looking statements. Please revise to clarify that the company will amend the schedule to reflect any material change in the information previously disclosed, consistent with the company’s obligation under Rule 13e-4(c)(3).

Pursuant to Amendment No. 1, the Company has amended the disclosure on page 10 of the Offer to Purchase to affirmatively state that the Company will amend the Tender Offer Statement to reflect any material change in the information previously disclosed, consistent with the Company’s obligation under Rule 13e-4(c)(3).

Conditions of the Offer, page 26

3.	Disclosure indicates that “failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date.” Please note that when an offer condition is triggered and you decide to proceed with the offer anyway, we believe that decision constitutes a waiver of the triggered condition(s). Please confirm your understanding in your response letter.

The Company confirms its understanding that if an Offer condition is triggered and the Company decides to proceed with the Offer anyway, such decision will constitute a waiver of the triggered condition(s).

We further acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tiffany Piland Posil

Securities and Exchange Commission

February 12, 2016

Please contact the undersigned at (212) 735-3050 should you require further information or have any questions

Very truly yours,
/s/ Joseph A. Coco
Joseph A. Coco

cc:	David N. Brooks, Esq.

Vice President, General Counsel and Secretary

Fortress Investment Group LLC

1345 Avenue of the Americas

New York, NY 10105